SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

7874U101

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Novitex Parent, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Novitex Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Novitex Parent GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person OO

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person OO

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person OO

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person OO

Schedule 13D/A
Amendment No. 1

The information in this Amendment No. 1 to Schedule 13D (this “First Amendment” or this “13D/A”) amends the Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Novitex Parent, L.P. (“Parent”) and the other Reporting Persons therein described on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”).

This First Amendment is filed, in part, to reflect that on October 6, 2017, Parent distributed 27,678,386 shares of Common Stock of the Issuer to Apollo Novitex Holdings, L.P. (“Novitex Holdings”), which is a limited partner and unitholder of Parent, and distributed an aggregate of 2,921,614 shares of Common Stock that it held to its other unitholders.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See Items 11 and 13 on the cover page.

(b)   See Items 7 through 10 on the cover page.

(c)   Except as described above in this 13D/A, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)   Not applicable.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented as follows:

Amended and Restated Fund Disposition Agreement

On October 6, 2017, Apollo Management VII, L.P. (“Management VII”) entered into the Amended and Restated Fund Disposition Agreement with the Issuer and the lenders identified therein, in connection with a margin loan agreement entered into by the lenders and another stockholder.  Under the Amended and Restated Fund Disposition Agreement, Controlled Affiliates (as defined therein) of Management VII are permitted to transfer Reference Shares (as defined therein) to Novitex Holdings, it being understood that (i) Management VII remains responsible for Novitex Holdings’ compliance with the restrictions set forth therein and (ii) it shall be a violation of the Amended and Restated Fund Disposition Agreement if Novitex Holdings ceases to be a Controlled Affiliate prior to the payment in full of all principal, interest and other obligations of the Borrower under the margin loan agreement.

Capitalized terms not defined herein shall have the meaning ascribed to same in the Amended and Restated Fund Disposition Agreement.  The summary of the Amended and Restated Fund Disposition Agreement as described in this Item 6 does not purport to be complete and is qualified in their entirety by reference to that agreement, which is attached to this Schedule 13D as Exhibit 1 and is incorporated herein by this reference.

Item 7.   Material to Be Filed as Exhibits

Exhibit 1:                   Amended and Restated Fund Distribution Agreement, dated as of October 6, 2017, between Management VII, the Issuer and the lenders as identified therein

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: October 10, 2017

NOVITEX PARENT, L.P.

	By:	Novitex Parent GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO NOVITEX HOLDINGS, L.P.

	By:	Novitex Parent GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

NOVITEX PARENT GP, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

	By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AIF VII MANAGEMENT, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President